
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 9, 2010

Charles T. Chrietzberg, Jr.
Chief Executive Officer and President
Northern California Bancorp, Inc.
601 Munras Avenue
Monterey, California 93940

Re: Northern California Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
File No. 0-27666

Dear Mr. Chrietzberg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.   Please tell us when you expect to file the disclosures required under Part III of Form 10-K. We direct your attention to sections A(2)(c) and G(3) of the General Instructions to Form 10-K.

2.   We note the significant events disclosed in your four latest Form 8-K's, filed on September 23, October 5, November 2 and November 9, 2010. Please note that we may have additional comments relating to these matters after reviewing your next Form 10-Q.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Results of Operations Summary, page 18

3.   In future filings, please consider disclosing your efficiency ratio.

Non-performing and Non-accrual Loans, page 29

4.   We note your significant decrease in non-performing loans from $8.1 million as of December 31, 2009 to $4.2 million as of June 30, 2010. We also note that the decrease is mainly due to the decline in non-accrual real estate loans; however, we could not find any disclosure describing the specific reason(s) for the decrease in these non-accrual loans. Given the current global economic conditions and those in Northern California, please tell us and revise future filings to disclose the precise nature of the non-accrual real estate loans and the reason for the significant decrease of these loans from December 31, 2009 to June 30, 2010.

5.   As a related matter, we note that other real estate owned increased significantly from $14.3 million as of December 31, 2009 to $20.2 million as of June 30, 2010. We also note that your charge-offs during the 6 month period ending June 30, 2010 remained quite low at $278 thousand and mostly pertained to your commercial loans. Please tell us and revise future filings to describe the specific nature of your charge-offs during the 6 month period ending June 30, 2010, and your accounting policy for recording other real estate owned.

6.   As a related matter, please provide us detailed specific information for the largest five individual balances of other real estate owned on your books as of June 30, 2010 and September 30, 2010, respectively. Please include the current carrying value and original date placed in other real estate owned, initial loan origination date and amount, any amounts written off prior to the transfer to other real estate owned, and any further write-downs while in this account, consistent with your other real estate owned accounting policy. We may have further comment upon receipt and review of this information.

Item 1. Legal Proceedings, page 38

7.   We note your pre-tax legal settlement charge of $880,000 in your statement of operations as of June 30, 2010. We also note that this charge had a significant impact on your net loss during the three and six month periods ending June 30, 2010. We further note your disclosures stating you reached a settlement on your July 27, 2009 lawsuit which resulted in an after-tax charge of $390,000. Please reconcile this amount to the $880,000 pre-tax litigation settlement charge recorded in the statement of operations. Please tell us the other amounts that helped contribute to the $880,000 litigation settlement and describe the nature of these settlements to us and in your future filings.

8.   As a related matter, in your disclosures in your Form 10-K as of December 31, 2010, and Forms 10-Q as of March 31, 2010 and June 30, 2010, you state that you do not believe

any liabilities resulting from the legal proceedings disclosed will have a material impact on the consolidated financial statements. Since the $880,000 legal settlement recorded during the quarter ending June 30, 2010 resulted in a material impact to the financial statements, please tell us at what point in time you realized that the legal settlement would be material. Please also tell us if there are other legal settlements which you now believe could materially impact your financial statements. Lastly, please revise all future filings to provide all of the information we have asked you to provide us above.

Exhibits 3.1. and 31.2

9.   We note that your certifications are missing the first line, which states, "I [name] certify that…" We note similar omissions in Exhibits 31.1 and 31.2 to the Form 10-Q for the quarterly period ended June 30, 2010. Please revise future filings beginning with your 3rd quarter Form 10-Q to include the full text of the certifications as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
- the company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper, Staff Accountant, at (202) 551-3396 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments relating to the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3421 with any other questions.

Sincerely,

David Lyon
Senior Counsel